================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                                   ----------

                             LIFE TECHNOLOGIES, INC.
                                (Name of Issuer)

 Common Stock, $.01 par value per share                       532177201
     (Title of class of securities)                         (CUSIP number)


                            Richard A. Weinberg, Esq.
                        c/o ISP Management Company, Inc.
                                 1361 Alps Road
                             Wayne, New Jersey 07470
                                 (973) 628-3000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 With a copy to:

                             Stephen E. Jacobs, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                          New York, New York 10153-0119
                                 (212) 310-8000

                                December 22, 1998
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                              (Page 1 of 35 pages)

================================================================================


NYFS01...:\01\47201\0001\2037\SCHD228K.42C

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 2 of 35 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON              ISP OPCO HOLDINGS INC.
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  3,384,600
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             3,384,600
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    3,384,600
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    14.24%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 3 of 35 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             ISP INVESTMENTS INC.
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:             2,932,600
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:             452,000
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         2,932,600
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:        452,000
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    3,384,600
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    14.24%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 4 of 35 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             ISP IRELAND
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Ireland
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:             452,000
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         452,000
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    452,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    1.90%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 5 of 35 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON            INTERNATIONAL SPECIALTY
                   S.S. OR I.R.S. IDENTIFICATION NO.   PRODUCTS INC.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    121,670
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                3,384,600
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               121,670
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:           3,384,600
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    3,506,270
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    14.75%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 6 of 35 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             SAMUEL J. HEYMAN
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            USA
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            3,506,270
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       3,506,270
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    3,506,270
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    14.75%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 7 of 35 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             BEAR, STEARNS & CO. INC.
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                325,615
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                92,000
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:           325,615
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:          92,000
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    417,615
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.76%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 8 of 35 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             FREDERICK R. ADLER
                   S.S. OR I.R.S. IDENTIFICATION NO.    INTANGIBLE ASSET
                   OF ABOVE PERSON                      MANAGEMENT TRUST

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            NEW YORK
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    713,395
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               713,395
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    713,395
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     3.0%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 9 of 35 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON           THE COHEN REVOCABLE TRUST
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            California
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:               397,100
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:          397,100
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    397,100
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    1.67%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 10 of 35 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             A. CHANG
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            USA
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              135,500
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         135,500
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    135,500
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.57%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 11 of 35 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON            YORK CAPITAL MANAGEMENT,
                   S.S. OR I.R.S. IDENTIFICATION NO.     L.P.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:         78,700
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                          0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:    78,700
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:                     0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                       78,700
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.33%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 12 of 35 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             DINAN MANAGEMENT, L.L.C.
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            New York
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                     0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:             78,700
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:                 0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:        78,700
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                       78,700
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.33%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 13 of 35 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON            JGD MANAGEMENT CORP.
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            AF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:               23,100
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                    0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:          23,100
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:               0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                       23,100
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.10%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 14 of 35 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             YORK INVESTMENT LIMITED
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Bahamas
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              129,600
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                    0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         129,600
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:               0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                      129,600
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      .55%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 15 of 35 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             DINAN MANAGEMENT
                   S.S. OR I.R.S. IDENTIFICATION NO.    CORPORATION
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            AF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                          0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            129,600
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:                     0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       129,600
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    129,600
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      .55%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 16 of 35 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             JAMES G. DINAN
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            AF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            USA
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                      0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            231,400
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:                 0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       231,400
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    231,400
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.97%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 17 of 35 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             IDOYA PARTNERS
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                           WC
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            New York
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                     0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            405,000
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:                 0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       405,000
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                      405,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.7%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 18 of 35 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON            PRESCOTT ASSOCIATES
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                           WC
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            New York
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:              331,650
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:         331,650
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                      331,650
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.4%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 19 of 35 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             PRESCOTT INTERNATIONAL
                   S.S. OR I.R.S. IDENTIFICATION NO.    PARTNERS, L.P.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                           WC
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:               19,950
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:          19,950
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                            19,950
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     .08%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 20 of 35 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON           THOMAS W. SMITH AS TRUSTEE
                   S.S. OR I.R.S. IDENTIFICATION NO.  FOR THE JACK McKENZIE
                   OF ABOVE PERSON                    TRUST UNDER AGREEMENT
                                                      DATED APRIL 12, 1992
------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            New York
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                        150
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:                   150
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                        150
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   .0006%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 21 of 35 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON           THOMAS W. SMITH AS TRUSTEE
                   S.S. OR I.R.S. IDENTIFICATION NO.  FOR THE LEO CARROLL
                   OF ABOVE PERSON                    WOLFENSOHN TRUST UNDER
                                                      AGREEMENT DATED
                                                      MARCH 9, 1994

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            New York
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    150
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               150
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                        150
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    .0006%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 22 of 35 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             THOMAS W. SMITH
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF, AF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            USA
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                     70,300
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            756,600
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:                70,300
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       756,600
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    826,900
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     3.48%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 23 of 35 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             THOMAS N. TRYFOROS
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            AF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            USA
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                      0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            756,600
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:                 0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       756,600
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    756,600
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     3.18%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

            This Amendment No. 4 ("Amendment No. 4") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on November 20, 1998, as amended by Amendment No. 1 filed on November 30, 1998 ("Amendment No. 1"), Amendment No. 2 filed on December 2, 1998 ("Amendment No. 2"), and Amendment No. 3 filed on December 21, 1998 ("Amendment No. 3"), by and on behalf of ISP Opco Holdings Inc. ("ISP Opco"), ISP Investments Inc. ("ISP Investments"), International Specialty Products Inc. ("ISP"), Samuel J. Heyman (ISP Opco, ISP Investments, ISP and Mr. Heyman, collectively, the "ISP Group"), Bear, Stearns & Co. Inc. ("Bear, Stearns"), Frederick R. Adler Intangible Asset Management Trust (the "Adler Trust"), The Cohen Revocable Trust (the "Cohen Trust"), A. Chang ("Chang"), York Capital Management, L.P. ("York Capital"), Dinan Management, L.L.C. ("Dinan Management"), JGD Management Corp. ("JGD Management"), York Investment Limited ("York Investment"), Dinan Management Corporation ("DMC"), James G. Dinan ("JGD"), Idoya Partners ("Idoya"), Prescott Associates ("Prescott"), Prescott International Partners, L.P. ("Prescott International"), Thomas W. Smith as Trustee for the Jack McKenzie Trust Under Agreement Dated April 12, 1992 (the "McKenzie Trust"), Thomas W. Smith as Trustee for the Leo Carroll Wolfensohn Trust Under Agreement Dated March 9, 1994 (the "Wolfensohn Trust"), Thomas W. Smith ("Smith") and Thomas N. Tryforos (collectively, the "Original Reporting Group") with respect to their ownership of common stock, par value $.01 per share (the "Common Stock"), of Life Technologies, Inc. (the "Company"). As indicated in Item 2, ISP Ireland ("ISP Ireland") (the "Additional Reporting Person") has joined with the Original Reporting Group (the Original Reporting Group and the Additional Reporting Person, collectively, the "13D Group") for the purposes of the filing requirements of Section 13(d) of the Securities and Exchange Act of 1934. The Original Reporting Group, together with the Additional Reporting Person, are sometimes hereinafter referred to as the Reporting Persons. This Amendment No. 4 also amends and restates Items 5 and 6 with respect to Bear, Stearns. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.


ITEM 2.     IDENTITY AND BACKGROUND

            ISP Ireland, a company organized under the laws of Ireland, is engaged primarily in the business of making investments. The business address of ISP Ireland is c/o Chase Manhattan Bank (Ireland) plc, Abbey Court, Irish Life Centre, Lower Abbey Street, Dublin 1, Ireland. ISP Ireland is an indirect, wholly-owned subsidiary of ISP Investments. The name, position, business address and citizenship of each director and executive officer of ISP Ireland are set forth on Schedule A hereto.

            Neither the Additional Reporting Person nor any of the persons listed on Schedule A hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining the future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Since the filing of Amendment No. 3, ISP Investments purchased an aggregate of 799,500 Shares for total consideration (including brokerage commissions) of $31,402,270 derived from working capital of ISP Investments, loans from affiliates and borrowings pursuant to standard margin arrangements.

            Since the filing of Amendment No. 3, ISP purchased an aggregate of 121,670 Shares for total consideration (including brokerage commissions) of $4,779,197.60 derived from borrowings pursuant to standard margin arrangements.

            ISP Ireland has purchased an aggregate of 452,000 Shares for total consideration (including brokerage commissions) of $17,754,560 derived from working capital of ISP Ireland and borrowings pursuant to standard margin arrangements.

            Since the filing of Amendment No. 3, Bear, Stearns purchased an aggregate of 200 Shares in its market-making account for total consideration (including brokerage commissions) of $7,800 derived from working capital of Bear, Stearns.


ITEM 4.     PURPOSE OF TRANSACTION

            The response of the Reporting Persons to this Item 4 as previously disclosed in Amendment No. 3 has not changed.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            As of the close of business on December 23, 1998, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3, to beneficially own), directly or indirectly, an aggregate of 6,228,180 Shares, representing approximately 26.20% of the Common Stock outstanding on December 23, 1998 (based on 23,770,344 shares of Common Stock believed by the Reporting Persons to be outstanding as of November 3, 1998).

            ISP Investments has the sole power to vote, direct the voting of, dispose of and direct the disposition of 2,932,600 Shares. ISP Opco, by virtue of its ownership of all of the outstanding capital stock of ISP Investments, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by ISP Investments. ISP, by virtue of its ownership of all of the outstanding common stock of ISP Opco, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by ISP Investments. Mr. Heyman, by virtue of his beneficial ownership (as defined in Rule 13d-3) of approximately 76% of the capital stock of ISP, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by ISP Investments.

            ISP has the sole power to vote, direct the voting of, dispose of and direct the disposition of 121,670 Shares. Mr. Heyman, by virtue of his beneficial ownership (as defined in Rule 13d-3) of approximately 76% of the capital stock of ISP, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by ISP.

            ISP Ireland has the sole power to vote, direct the voting of, dispose of and direct the disposition of 452,000 Shares. ISP Investments, by virtue of its ownership of all of the outstanding capital stock of ISP Ireland, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by ISP Ireland. ISP Opco, by virtue of its ownership of all of the outstanding capital stock of ISP Investments, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by ISP Ireland. ISP, by virtue of its ownership of all of the outstanding common stock of ISP Opco, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by ISP Ireland. Mr. Heyman, by virtue of his beneficial ownership (as defined in Rule 13d-3) of approximately 76% of the capital stock of ISP, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by ISP Ireland.

            Bear, Stearns has the sole power to vote, direct the voting of, dispose of and direct the disposition of 325,615 Shares. Bear, Stearns has shared power to vote, direct the voting of, dispose of and direct the disposition of 92,000 Shares held in discretionary accounts. Of the 417,615 Shares beneficially owned by Bear, Stearns, only 300,000 Shares that are owned by Bear, Stearns are subject to the Group Agreement (as defined below in Item 6) between Bear, Stearns and certain of the Reporting Persons. The remaining 25,615 Shares owned by Bear, Stearns are held in its market-making account and are not subject to the Group Agreement. The 92,000 Shares beneficially owned by Bear, Stearns in discretionary accounts are also not subject to the Group Agreement.

            The Adler Trust has the sole power to vote, direct the voting of, dispose of and direct the disposition of 713,395 Shares.

            The Cohen Trust has the sole power to vote, direct the voting of, dispose of and direct the disposition of 397,100 Shares.

            Chang has the sole power to vote, direct the voting of, dispose of and direct the disposition of 135,500 Shares.

            York Capital has the sole power to vote, direct the voting of, dispose of and direct the disposition of 78,700 Shares. Dinan Management, as General Partner of York Capital, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by York Capital. JGD, by virtue of his beneficial ownership (as defined in Rule 13d-3) of approximately 99% of the ownership interests in Dinan Management, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by York Capital.

            JGD Management has the sole power to vote, direct the voting of, dispose of and direct the disposition of 23,100 Shares. JGD, by virtue of his beneficial ownership (as defined in Rule 13d-3) of all of the capital stock of JGD Management, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by JGD Management.

            York Investment has the sole power to vote, direct the voting of, dispose of and direct the disposition of 129,600 Shares. DMC, by virtue of its role as investment sub-manager of York Investment's accounts, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by York Investment. JGD, by virtue of his beneficial ownership (as defined in Rule 13d-3) of approximately 99% of the capital stock of DMC, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by York Investment.

            Idoya is the direct beneficial owner of 405,000 Shares. As general partners of Idoya, Smith and Tryforos may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned directly by Idoya. Accordingly, Idoya, Smith and Tryforos share the power to vote, direct the voting of, dispose of and direct the disposition of the Shares owned directly by Idoya.

            Prescott is the direct beneficial owner of 331,650 Shares. As general partners of Prescott, Smith and Tryforos may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned directly by Prescott. Accordingly, Prescott, Smith and Tryforos share the power to vote, direct the voting of, dispose of and direct the disposition of the Shares owned directly by Prescott.

            Prescott International is the direct beneficial owner of 19,950 Shares. As general partners of Prescott International, Smith and Tryforos may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned directly by Prescott International. Accordingly, Prescott International, Smith and Tryforos share the power to vote, direct the voting of, dispose of and direct the disposition of the Shares owned directly by Prescott International.

            The McKenzie Trust has sole power to vote, direct the voting of, dispose of and direct the disposition of 150 Shares. As Trustee of the McKenzie Trust, Smith may be deemed to own beneficially (solely for purposes of Rule 13d-3) the 150 Shares owned directly by the McKenzie Trust.

            The Wolfensohn Trust has sole power to vote, direct the voting of, dispose of and direct the disposition of 150 Shares. As Trustee of the Wolfensohn Trust, Smith may be deemed to own beneficially (solely for purposes of Rule 13d-3) the 150 Shares owned directly by the Wolfensohn Trust.

            Smith has sole power to vote, direct the voting of, dispose of and direct the disposition of 70,000 Shares. Smith also has sole power to vote, direct the voting of, dispose of and direct the disposition of the 300 Shares in the aggregate owned directly by the McKenzie Trust and the Wolfensohn Trust, as described above. In addition, Smith may be deemed to own beneficially (solely for purposes of Rule 13d-3) the 756,600 Shares owned directly by Idoya, Prescott and Prescott International, as described above.

            Each of the Original Reporting Persons, other than members of the ISP Group, disclaims beneficial ownership of the Shares owned by the Additional Reporting Person and the Additional Reporting Person disclaims beneficial ownership of the Shares owned by each of the other Reporting Persons.

            Since the filing of Amendment No. 3 to the Schedule 13D, the Reporting Persons effected transactions in Shares in open market transactions as set forth in Schedule B hereto.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            On November 25, 1998, ISP, Bear, Stearns, the Adler Trust, the Cohen Trust and Chang entered into a letter agreement (the "Group Agreement") pursuant to which the parties agreed (i) for a period of six months not to sell or otherwise dispose of any Shares unless all of the parties mutually agree (or, in the case of Bear, Stearns, sell Shares which would reduce its ownership to below 300,000 Shares), (ii) to bear its own costs and expenses incurred in connection with its ownership of Shares, the Group Agreement or any transactions entered into pursuant to the Group Agreement, provided that any expenses incurred by a party for the common benefit of all shall be shared by the parties, other than the Adler Trust, on a pro rata basis, (iii) to join with ISP in a Schedule 13D filing and any required amendments and (iv) not to enter into any other contract, arrangement, understanding or relationship with any other persons with respect to equity securities of the Company for a period of six months without the written consent of the other parties.

            Except as set forth above, the response of the Reporting Persons to this Item 6 as previously disclosed in Amendment No. 3 has not changed.

            A copy of the Group Agreement was filed as Exhibit 1 to Amendment No. 1 to the Schedule 13D and is incorporated herein by reference.


            [The remainder of this page intentionally left blank.]

                                   SIGNATURES


          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   December 24, 1998

                                          ISP OPCO HOLDINGS INC.
                                          ISP INVESTMENTS INC.
                                          INTERNATIONAL SPECIALTY PRODUCTS INC.

                                          By: /s/ Susan B. Yoss
                                              ----------------------------------
                                              Susan B. Yoss
                                              Vice President and Treasurer


                                          /s/ Samuel J. Heyman
                                          --------------------------------------
                                          Samuel J. Heyman


                                          BEAR, STEARNS & CO. INC.

                                          By: /s/ Barry Cohen
                                              ----------------------------------
                                              Barry Cohen
                                              Senior Managing Director


                                          YORK CAPITAL MANAGEMENT, L.P.

                                          By: DINAN MANAGEMENT, L.L.C., its
                                              General Partner

                                              By: /s/ James G. Dinan
                                                  ------------------------------
                                                  James G. Dinan
                                                  President


                                          DINAN MANAGEMENT, L.L.C.

                                          By: /s/ James G. Dinan
                                              ----------------------------------
                                              James G. Dinan
                                              President


                                          JGD MANAGEMENT CORP.
                                          DINAN MANAGEMENT CORPORATION

                                          By: /s/ James G. Dinan
                                              ----------------------------------
                                              James G. Dinan
                                              President

                                          YORK INVESTMENT LIMITED

                                          By: /s/ Anthony L.M. Inder Reiden
                                              ----------------------------------
                                              Anthony L.M. Inder Reiden
                                              Director


                                          /s/ James G. Dinan
                                          --------------------------------------
                                          James G. Dinan


                                          FREDERICK R. ADLER INTANGIBLE ASSET
                                          MANAGEMENT TRUST

                                          By: /s/ Susan R. Chapman
                                              ----------------------------------
                                              Susan R. Chapman
                                              Trustee


                                          THE COHEN REVOCABLE TRUST

                                          By: /s/ S. Cohen
                                              ----------------------------------
                                              S. Cohen
                                              Trustee


                                          /s/ A. Chang
                                          --------------------------------------
                                          A. Chang


                                          /s/ Thomas W. Smith
                                          --------------------------------------
                                          Thomas W. Smith


                                          /s/ Thomas N. Tryforos
                                          --------------------------------------
                                          Thomas N. Tryforos


                                          PRESCOTT INTERNATIONAL PARTNERS, L.P.

                                          By: /s/ Thomas W. Smith
                                              ----------------------------------
                                              Thomas W. Smith
                                              General Partner


                                          By: /s/ Thomas N. Tryforos
                                              ----------------------------------
                                              Thomas N. Tryforos
                                              General Partner

                                          PRESCOTT ASSOCIATES

                                          By: /s/ Thomas W. Smith
                                              ----------------------------------
                                              Thomas W. Smith
                                              General Partner


                                          By: /s/ Thomas N. Tryforos
                                              ----------------------------------
                                              Thomas N. Tryforos
                                              General Partner


                                          IDOYA PARTNERS


                                          By: /s/ Thomas W. Smith
                                              ----------------------------------
                                              Thomas W. Smith
                                              General Partner


                                          By: /s/ Thomas N. Tryforos
                                              ----------------------------------
                                              Thomas N. Tryforos
                                              General Partner


                                          JACK MCKENZIE TRUST U/A DATED
                                          APRIL 12, 1992

                                          By: /s/ Thomas W. Smith
                                              ----------------------------------
                                              Thomas W. Smith
                                              Trustee


                                          LEO CARROLL WOLFENSOHN TRUST U/A
                                          DATED MARCH 9, 1994

                                          By: /s/ Thomas W. Smith
                                              ----------------------------------
                                              Thomas W. Smith
                                              Trustee


                                          ISP IRELAND

                                          By: /s/ Michael Greaves
                                              ----------------------------------
                                              Michael Greaves
                                              Director

                                   SCHEDULE A


                 DIRECTORS AND EXECUTIVE OFFICERS OF ISP IRELAND
                 -----------------------------------------------


            The name and position of the directors and executive officers of ISP Ireland are set forth below. All such persons are citizens of the Republic of Ireland, except for Michael Greaves who is a citizen of the United Kingdom.




      Name                    Principal Occupation or Employment
      ----                    ----------------------------------


Michael Greaves               Director


Ian Talbot                    Director


Paul Wallace                  Director




            Mr. Greaves is the Finance Director of ISP Europe, the address of which is 40 Alan Turing Road, Surrey Research Park, Guildford, Surrey GU 2 5YF, England. Mr. Talbot is Vice President of Chase Manhattan Bank (Ireland) plc, the address of which is Abbey Court, Irish Life Centre, Lower Abbey Street, Dublin 1, Ireland. Mr. Wallace is an attorney at Strickland & Wallace, the address of which is 10 Mellifont Avenue, Dun Laoghaire, Co. Dublin.

                                   SCHEDULE B


      The following schedule sets forth information with respect to each purchase of Shares which was effectuated by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D. All transactions were effectuated in the open market through a broker.




                    ISP INVESTMENTS INC. (directly and through
                           ISP Investments Grantor Trust)
                    ==========================================

                                    Number of
      Date                    Shares Purchased (Sold)          Price Per Share
      ====                    =======================          ===============

   12/21                                9,500                     $39.0600
   12/22                              790,000                     39.2800




                       INTERNATIONAL SPECIALTY PRODUCTS INC.
                       =====================================

                                    Number of
   Date                       Shares Purchased (Sold)          Price Per Share
   ====                       =======================          ===============

   12/22                              121,670                     39.2800




                                    ISP IRELAND
                                    ===========

                                    Number of
   Date                       Shares Purchased (Sold)          Price Per Share
   ====                       =======================          ===============

   12/22                              452,000                     39.2800

                             BEAR, STEARNS & CO. INC.
                             ========================

                                    Number of
   Date                       Shares Purchased (Sold)         Price Per Share
   ====                       =======================         ===============

   12/21                                 100                           $39
   12/21                                 200                           38 15/16
   12/21                                 200                           39
   12/21                                 300                           39
   12/21                                 500                           39
   12/21                               1,500                           39
   12/21                               3,300                           39
   12/21                               3,600                           39
   12/21                               (9,500)                         39.0600




               FREDERICK R. ADLER INTANGIBLE ASSET MANAGEMENT TRUST
               ====================================================

                                    Number of
   Date                       Shares Purchased (Sold)          Price Per Share
   ====                       =======================          ===============

                                      None



                             THE COHEN REVOCABLE TRUST
                             =========================

                                    Number of
   Date                       Shares Purchased (Sold)          Price Per Share
   ====                       =======================          ===============


                                      None



                                     A. CHANG
                                     ========

                                    Number of
   Date                       Shares Purchased (Sold)          Price Per Share
   ====                       =======================          ===============

                                      None



                           YORK CAPITAL MANAGEMENT, L.P.
                           =============================

                                    Number of
   Date                       Shares Purchased (Sold)          Price Per Share
   ====                       =======================          ===============

                                      None

                              YORK INVESTMENT LIMITED
                              =======================

                                    Number of
   Date                       Shares Purchased (Sold)           Price Per Share
   ====                       =======================           ===============

                                      None




                               JGD MANAGEMENT CORP.
                               ====================

                                    Number of
   Date                       Shares Purchased (Sold)           Price Per Share
   ====                       =======================           ===============

                                      None




                                  IDOYA PARTNERS
                                  ==============

                                    Number of
   Date                       Shares Purchased (Sold)           Price Per Share
   ====                       =======================           ===============

                                      None




                                PRESCOTT ASSOCIATES
                                ===================

                                    Number of
   Date                       Shares Purchased (Sold)           Price Per Share
   ====                       =======================           ===============

                                      None




                       PRESCOTT INTERNATIONAL PARTNERS, L.P.
                       =====================================

                                    Number of
   Date                       Shares Purchased (Sold)           Price Per Share
   ====                       =======================           ===============

                                      None

                      THOMAS W. SMITH AS TRUSTEE FOR THE JACK
                         MCKENZIE TRUST UNDER AGREEMENT
                              DATED APRIL 12, 1992
                      =======================================

                                    Number of
   Date                       Shares Purchased (Sold)           Price Per Share
   ====                       =======================           ===============

                                      None




                      THOMAS W. SMITH AS TRUSTEE FOR THE LEO
                         CARROLL WOLFENSOHN TRUST UNDER
                          AGREEMENT DATED MARCH 9, 1994
                      ======================================

                                    Number of
   Date                       Shares Purchased (Sold)           Price Per Share
   ====                       =======================           ===============


                                      None




                                  THOMAS W. SMITH
                                  ===============

                                    Number of
   Date                       Shares Purchased (Sold)           Price Per Share
   ====                       =======================           ===============

                                      None